Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kemper Snowboards, Inc.
515 N 680 W
Midway, UT 84049
https://www.kemper-snowboards.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kemper Snowboards, Inc.
Address: 515 N 680 W, Midway, UT 84049
State of Incorporation: DE
Date Incorporated: November 16, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $200.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.


Investment Incentives and Bonuses


Time-Based Perks:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based Perks:

$400+ Investment

Swag Pack + 15% off for life

Invest $400+ and receive a Kemper ballcap & sticker pack + 15% lifetime discount.

$800+ Investment

Swag Pack 2 + 20% off for life + 20% off referral code

Invest $800+ and receive a Kemper ballcap, Hoody, & sticker pack + 20% lifetime discount + 20% off one-time use referral code

$1,500+ Investment

Free snowboard + 25% off for life + 20% off referral code

Invest $1,500+ and receive a Kemper Snowboard + 25% lifetime discount + 20% off one-time use referral code

$3,000+ Investment

Free Splitboard + 30% off for life + 20% off referral code

Invest $3,000+ and receive a Kemper Snowboard + 30% lifetime discount + 20% off one-time use referral code

$10,000+ Investment

Founder Ride Day + 5% bonus shares + 20% off referral code

Invest $10,000+ and receive a private ride day at Park City Mountain Resort with Jib Hunt, our founder. We will pay for your airfare and hotel if you live outside of Utah (excluding International travel). Includes 5% bonus shares, a Kemper Snowboard, a 30% lifetime discount + 20% off one-time use referral code

$20,000+ Investment

Founder Ride Day & Dinner + 10% bonus shares + 20% off referral code

Invest $20,000+ and receive a private ride day at Park City Mountain Resort with Jib Hunt, our founder, and even some of the local team riders. We will pay for your airfare and hotel if you live outside of Utah (excluding International travel). Includes 10% bonus shares, a Kemper Snowboard, a 30% lifetime discount + 20% off one-time use referral code

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Kemper Snowboards, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Kemper Snowboards, Inc. was officially founded in 1987 by David Kemper who built the first boards in his garage in Ontario, Canada dating back to the winter of 1984/85. Once the brand started to gain momentum, Kemper moved its board production to a snowboard factory in Montreal, Canada for the 1988/89 snowboarding season. In 1989/90 the snowboard production moved to Austria.

Kemper Snowboards, Inc. quickly became one of the biggest snowboarding brands in snowboard history and competed directly against Burton Snowboards, Sims

Snowboards, and Barfoot Snowboards. The Kemper snowboarding brand was best remembered for fully embracing snowboarding's neon period in both their snowboard graphics and their incredible range of funky outerwear.

In 1989, business was booming and Kemper had one of the best professional snowboard teams of the era. David Kemper eventually partnered with a windsurfing distribution company in Glendale, California called the Romney Group who added Kemper Snowboards to their portfolio of snowboarding brands. During that time, David relocated to California to help oversee the business, team management, and the growing product line. In 1992, David sold his remaining shares of the company to focus on his college education.

By 1994, the company was sold to an in-line skate company on the east coast. A couple of years shortly after, Kemper Snowboards officially went out of business.

In the winter of 2019, Jib Hunt, a former professional snowboarder, relaunched the Kemper Snowboards brand. Hunt moved Kemper's headquarters from the east coast to Park City, Utah to better position the snowboarding brand for growth and exposure within the Utah snowboarding scene. Kemper Snowboards formed as an LLC in October 2019 and converted into Delaware corporation in November 2020.

Kemper snowboards are made in an independent ski and snowboard factory called GP87. They produce for 40-50 ski and snowboard brands across the globe.

Some of the major retailers that Kemper snowboards are sold in are Scheels and Backcountry.com.

Competitors and Industry

According to SnowSports Industries America, the domestic snow sports market has snowboard sales totaling $121,231,997, snowboard binding sales of $72,742,531, snowboard boot sales totaling $87,856,252, and outerwear/apparel sales of $2.17B.

Our competitors are snowboard manufacturers and brands who sell to ski/snowboard shops, big-box sporting goods stores, outdoor online retailers, and on their own eCommerce websites.

The dominant players in the space are Burton Snowboards, K2/Ride Snowboards, Lib Tech/Gnu Snowboards, and Jones Snowboards. Other market participants are Nitro, Weston, Capita, Never Summer, and Arbor Snowboards. All of these companies have been in business for over 20 years.

Current Stage and Roadmap

Current Stage

Moving into our third winter season (2020/2021), Kemper is now sold in stores across the United States, Canada, Australia, and Japan and will be opening up the European Union in December. In our first season, we produced 150 boards, the second season,

600 boards, and this year, 1,400 boards. Kemper is offering new models and shapes and also has a brand new collection of splitboards that is debuting in December 2020.

Road Map

We are still very focused on the snowboard category but plan to add on bindings, outerwear, and bags as future product categories to develop after our capital raise. Bags and bindings will be part of the 21/22 product offer with a small offering of outerwear. The new Kemper store in Rutherford, New Jersey will be launching in December 2020 and will be a launching pad for month-over-month DTC sales. Jib Hunt, CEO, was the design director of all apparel at Burton Snowboards for 5 years and also worked with many outerwear brands during his career. In the future, Kemper Snowboards outerwear is a goal as a future growth category.

The Team

Officers and Directors

Name: Steven (Jib) Hunt

Steven (Jib) Hunt 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Financial Officer, Secretary, Director
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Day management, operations, marketing, design, and production. Compensation: $200k for CEO, $50k for Director.

Other business experience in the past three years:

- **Employer:** Octane11
  Title: COO
  Dates of Service: January 01, 2019 - July 31, 2020
  Responsibilities: Marketing & Operations

Other business experience in the past three years:

- **Employer:** MediaMath
  Title: Head of Digital Marketing
  Dates of Service: February 15, 2018 - January 01, 2019
  Responsibilities: Digital Marketing of Media Math

Other business experience in the past three years:

- **Employer:** 1010data

Title: VP of Marketing and Demand Gen
Dates of Service: March 10, 2017 - January 15, 2018
Responsibilities: Digital Marketing of 1010data

Other business experience in the past three years:

- **Employer:** Octane11
  Title: Senior Marketing Advisor
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Marketing Advisory Services, works approximately 5 hours per week on an as needed basis.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the snowboarding industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services involve the manufacturing and selling of snowboards, snowboarding gear, and accessories. Our revenues are therefore dependent upon the market for snowboards and snowboarding related products.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Kemper Snowboards Inc. was formed on November 2nd, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kemper Snowboards Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Hunt	970,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share subject to voting proxy.

Material Rights

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Revenue generation is crucial for the survival and growth of our company. We consistently need to be selling snowboards and snowboarding gear, especially during the winter months to increase revenue and make the company profitable.

This is our first capital raise and it is super important to give the company runway to develop new products, hire key staff, and purchase new inventory.

Foreseeable major expenses based on projections:

The major expenses for Kemper will always be the inventory. Production is placed in late January and a 50% deposit is required. The balance 50% is due four months later when the production is ready to ship to the U.S. warehouse.

The estimated production for 2020 is $350k for snowboards and $80k for apparel/accessories.

In addition to inventory, major monthly expenses are: office/warehousing space - $3,500, employees & benefits - $29k, online marketing - $5k, and shipping - $3k.

Future operational challenges:

Future operational challenges we foresee would be the logistics and warehousing of our products as we grow nationally and internationally. Currently we use a 3PL for warehousing and shipping and the goal for Kemper would be to have our offices and warehouse all under one roof and 100% under our control.

Future challenges related to capital resources:

As the company increases sales year over year, we may need to raise additional funds to help keep up the production of the snowboards. As we grow we'll need to hire additional employees, while still remaining lean. With this capital raise, we should be able to maintain a healthy business for a couple of years before requiring more funding resources.

Future milestones and events:

We are working on a new flagship store in partnership with American Dream in Rutherford, NJ. Our store will be located at the entrance of Big Snow, the USA's only indoor snow park. This is going to allow us to sell snowboards all-year-round. Kemper stores allow us to sell direct with higher margins.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand: $15k

Line of credit: $200k

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This StartEngine campaign will be 100% critical for our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

1-2 months. With the production costs and aging accounts receivable, cash flow will be crucial to keep the company operating smoothly. I am also personally in need of some employee help to take some of the company duties off my plate.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we will be able to operate the company for at least the next year, year and a half.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No, not at this time.

Indebtedness

- **Creditor:** U.S. Small Business Administration - EIDL
  Amount Owed: $23,000.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

- **Creditor:** Wasatch Peaks Credit Union - Line of Credit
  Amount Owed: $150,000.00
  Interest Rate: 6.0%
  Maturity Date: July 01, 2030
  In August 2020, the Company procured a line of credit from WPCU backed by the SBA which is secured by the assets of the Company. The line of credit allows the Company to draw up to $200,000. The Company has drawn down $150,000 of the line of credit.

- **Creditor:** Wasatch Peaks Credit Union
  Amount Owed: $40,000.00
  Interest Rate: 1.0%
  Maturity Date: May 01, 2022
  In May 2020, the Company procured $40,000 in borrowings from Wasatch Peaks Credit Union ("WPCU"), guaranteed by the US Small Business Administration ("SBA") under the Paycheck Protection Program from the CARES Act ("PPP"). These funds have a two year maturity and bears interest at 1 percent per annum. However, the amount of the borrowing may be forgiven if the Company utilizes the funds under the provisions of the PPP. The Company expects to meet the requirements of the PPP to have the funds forgiven.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. Kemper Snowboards is a recognized brand within the snowboard industry, with 8 years of proven execution from 1987-1995 and recently 3 additional years of proven execution since 2018. Kemper Snowboards is the only legitimate retro snowboard that has been revived within the snowboarding industry, sold over 2,000 snowboards in 3 years, has more than 17 North American retailer partners, 6 retailers in Japan, 1 in Australia, 2 Kemper Brick n' Mortar store locations, and approximately 41,000 Instagram followers.

Kemper Snowboards is already selling within a $121M+ snowboards specific market opportunity and approximately $2.4B market opportunity that includes snowboards, bindings, boots, accessories, and outerwear.

Burton Snowboards was valued at $700M in November of 2019 (source: Forbes.com). K2 and Ride Snowboards were part of a $240 million winter sports group sale from Newell Brands in 2017.

Because Kemper Snowboards was one of the top snowboard brands from 1987-1995, the brand equity of the international trademarks and copyrights alone is worth $1M+, based on management opinion.

Kemper Snowboards, Inc. set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently has only one class of security, does not have any outstanding options, warrants, and other securities; and does not have any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  86.5%
  We will use a majority of the proceeds to fund our snowboard production cycles throughout the year along with softgoods and accessories produciton.

- *Working Capital*
  10.0%
  We will use working capital to cover the overall cash flow of the business in conjunction with outstanding accounts receivable and monthly expenditures that require cash.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*

40.0%

We will use a majority of the proceeds to fund our snowboard production cycles throughout the year along with softgoods and accessories production.

- *Marketing*
6.5%
Marketing funds will be used for digital marketing ads, tradeshows, catalogs, promotional items, and industry sponsorships.

- *Working Capital*
20.0%
We will use working capital to cover the overall cash flow of the business in conjunction with outstanding accounts receivable and monthly expenditures that require cash.

- *Company Employment*
10.0%
As we are growing, we will need to hire key employees who specialize in specific job functions that will be crucial to growing the business.

- *Operations*
20.0%
We will use funds for the logistics of shipping goods to our warehouse, the warehousing and fulfillment of goods to our customers, and also the overall day-to-day operations of running the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kemper-snowboards.com/ (https://kemper-snowboards.com/pages/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kemper-snowboards

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kemper Snowboards, Inc.

[See attached]

KEMPER SNOWBOARDS, INC.

(a Delaware corporation)

Unaudited Financial Statements

For period of October 15, 2019 (inception) through December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 16, 2020

To: Board of Managers, KEMPER SNOWBOARDS, INC.

Re: 2019(inception) Financial Statement Review

We have reviewed the accompanying financial statements of KEMPER SNOWBOARDS, INC. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of income, owners' equity/deficit and cash flows for the inception period of October 15, 2019 through December 31, 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

KEMPER SNOWBOARDS, INC.
BALANCE SHEET
As of December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019
Current Assets		
Cash and cash equivalents	$	22,103
Inventory		19,750
Total current assets		41,853
Total Assets	$	41,853
LIABILITIES AND OWNERS' EQUITY		
Current Liabilities		
None	$	0
Total Current Liabilities		0
Total Liabilities		0
OWNERS' EQUITY		
Membership interests		98,500
Retained deficit		(56,647)
Total Owners' Equity		41,853
Total Liabilities and Owners' Equity	$	41,853

KEMPER SNOWBOARDS, INC.
STATEMENT OF OPERATIONS
For the inception period October 15, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019
Revenues, net	$ 79,492
Less: Cost of goods sold	68,081
Gross profit	11,411
Operating expenses	
Selling, general and administrative	37,952
Marketing and advertising	30,106
Total operating expenses	68,058
Net Operating Income (Loss)	(56,647)
Tax provision (benefit)	0
Net Income (Loss)	$ (56,647)

KEMPER SNOWBOARDS, INC.
STATEMENT OF OWNERS' EQUITY
For the inception period October 15, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interest	Retained Deficit	Total Owners' Equity
Balance as of October 15, 2019	$ 0	$ 0	$ 0
Capital contributions	98,500		98,500
Net income (loss)		(56,647)	(56,647)
Balance as of December 31, 2019	$ 98,500	$ (56,647)	$ 41,853

KEMPER SNOWBOARDS, INC.
STATEMENT OF CASH FLOWS
For the inception period October 15, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019
Operating Activities	
Net Income (Loss)	$ (56,647)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Changes in operating asset and liabilities:	
(Increase) decrease in inventory	(19,750)
Net cash used in operating activities	(76,397)
Investing Activities	
None	0
Net cash used in operating activities	0
Financing Activities	
Proceeds from capital contribution	98,500
Net change in cash from financing activities	98,500
Net change in cash and cash equivalents	22,103
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 22,103

KEMPER SNOWBOARDS, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For the inception period October 15, 2019 through December 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

KEMPER SNOWBOARDS, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized as Kemper Snowboards, LLC in Utah on October 15, 2019. The Company has relaunched the Kemper Snowboards brand and produces and sells winter sports equipment. As discussed below, the Company converted to a corporation under Delaware law on October 29, 2020.

Since Inception, the Company has primarily relied on securing funding from its founder. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company has selected December 31 as its yearend.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had $22,103 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its inventory to customers and records the revenue when the product has shipped to the customer.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT OR SAFE NOTES

The Company has not issued any debt obligations or agreements for future equity as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company is a partnership under its default classification for US federal tax purposes. As such, all items of gain, loss, income and deduction are passed on to the owners of the Company. Accordingly, the Company does not have a material federal or state provision for income taxes.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of December 31, 2019, the Company was organized as a limited liability company and had four owners per the operating agreement of the Company. Steven "Jib" Hunt, the founder of the Company, owned 97 percent of the membership interest of the Company as of the balance sheet date.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company may (but has not yet) compensate management, including its majority shareholder, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") securities to the public to achieve its commercial goals. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Additional Funds Borrowed – Paycheck Protection Program
In May 2020, the Company procured $40,000 in borrowings from Wasatch Peaks Credit Union ("WPCU"), guaranteed by the US Small Business Administration ("SBA") under the Paycheck Protection Program ("PPP") from the CARES Act of 2020. These funds have a two year maturity and bears interest at 1 percent per annum. However, the amount of the borrowing may be forgiven if the Company utilizes the funds under the provisions of the PPP. The Company expects to meet the requirements of the PPP to have the funds forgiven.

Additional Funds Borrowed – Line of Credit
In August 2020, the Company procured a line of credit from WPCU backed by the SBA which is secured by the assets of the Company. The line of credit allows the Company to draw up to $200,000. The line of credit matures in August 2030. The Company has drawn down $150,000 of the line of credit.

Additional Funds Borrowed – Economic Injury Disaster Loan
In September 2020, the Company procured $23,000 in borrowings from the SBA under the Economic Injury Disaster Loan ("EIDL") provisions of the CARES Act of 2020. This loan matures in 30 years and carries a standard interest rate of 3.75 percent per annum. Payments on the loan are deferred until June 2021. At that time, the monthly payment will be $113 per month

Entity Conversion
On October 29, 2020, the Company converted from a limited liability company to a corporation organized under Delaware law. Membership interests have been converted to shares of common stock.

Management's Evaluation

Management has evaluated subsequent events through November 16, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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This offering is not live or open to the public at this moment.

Kemper Snowboards

Snowboards Since 1987





Website Midway, UT SPORTS

$0.00 raised

0 Investors	$5M Valuation
$5.00 Price per Share	$200.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left



INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

With strong traction from its popularity in the '80s and '90s, Kemper Snowboards has been revived for the modern snowboarder. Kemper's boards feature retro designs on up-to-date board constructions and already shipped over $200k worth of products to customers and retail partners across the globe for this winter.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Resurrecting an icon: Kemper Snowboards was among the top three snowboard brands during its height in the late '80s and early '90s
- Strong year-over-year growth: $79k in boards sales during the 2019/20 winter season and approximately $135k already sold for the 2020/21 winter season
- High-profit margins: Kemper's direct-to-consumer sales model means an average profit margin of 71%



THE PROBLEM

Not enough options for snowboarders who want something different

In the late '80s and early '90s, three snowboard brands led the pack: Burton, Kemper and Sims. But when Kemper closed its doors in 1994 and Sims failed to rise to new heights in the industry, Burton was left standing at the top.


KEMPE
NOW.

We believe that with just one leading legacy brand to choose from, snowboarders are no longer finding delight in the product options of the present day. Snowboarders young and old are increasingly seeking alternative and up-and coming options in a competitive market.


Craving Choices
To Flip Over?
The Current Market
Lacks Diversity

THE SOLUTION

A Utah brand that stands out in style and experience

We believe riders want snowboards that stand out compared to other big box boards on the market. That's why we've resurrected the legendary Kemper Snowboards brand, to create a range of boards with retro graphics, shapes and colors.


BLAST FROM
THE PAST



The quality of our retro-style boards are at the same level, if not better in many cases than current day competitors. Our graphics and shapes provide a unique alternative that resonates with the market. We are injecting originality, fun, and diversity in the snowboard industry.



As a Utah-based brand selling wholesale and direct to consumer, we've also created a board-buying experience that customers can appreciate—working with ten Utah resorts, we provide a try-before-you-buy system in which on-snow demos are part of the purchasing process.





W

THE MARKET

Ample opportunity to sell a different kind of board

The global market for snowboarding equipment market is forecasted to reach $352 billion by 2023 (Source).



$315 Million
Global Snowboard Sales
$31.5 Million OR 10%
Kemper Market Opportunity
Global Snowboarding Equipment Market, 2023
$352 Billion
Kemper Target Expansion





Kemper Snowboards is headquartered in Utah, which has the third most snowboarders per capita in the U.S.—4.6% of the U.S.'s 7.8 million snowboarders. Utah also has 15 ski resorts, one of which is the largest ski resort in the U.S (Source and Source).



Kemper Snowboards Is Headquartered In Utah, Where

358,800 OR **4.6%**

Of U.S. Snowboarders Live In Utah

OUR TRACTION

Creating fresh buzz around an old icon

In 1994, in the final winter season that Kemper Snowboards was selling boards before its long hiatus, we sold about 15,000 boards.



15,000
Boards Sold

1994



Last season (2019-20), our board sales increased 300%, with 600 boards sold and $79k in revenue.



2019-20

$79,000
Revenue '19-20

600
Boards Sold

For the 2020-21 season, our third season, we already sold and delivered approximately $135k in orders. We've also worked out co-branding deals with apparel brands Yuki Threads Outerwear and Drop Mfg. goggles and gloves, as well as a branding deal with Uinta Brewing.



$135,000
'20-21 Preorder Sales


Co-Branding Deals

WHAT WE DO

The best of the past meets the best of the present

Kemper offers original snowboard graphics from the late '80s and early '90s on present-day snowboard shapes and construction. For certain models, we've even brought back the original shapes of the boards.


Kemper

We sell wholesale to ski/snowboard shops, online outdoor/snow retailers and international distributors. We also sell via our own online channels (Kemper website, Amazon, Backcountry.com).



We produce freestyle snowboards, park snowboards, splitboards, and snowboard packages. All of our snowboards are backed by a four-year warranty, which is progressive for the industry—demonstrating just how much we believe in our product.


We Produce
Freestyle Snowboards
Park Snowboards
Snowboard Packages
Splitboards
Kemper

THE BUSINESS MODEL

Two sales models with hefty profit margins

We sell boards two ways: wholesale and direct to consumer.

One board costs approximately $150 to make. Our wholesale price is approximately $313, leaving a gross profit margin of 52%, or $163. When selling directly to consumers, our average retail price is $511—a larger gross profit margin of 71%, or $361.


DTC Sales
$150
$511
$361
Wholesale Sales
$150



DTC Sales	Wholesale Sales
Average Cost: **$150**	Average Cost: **$150**
Average Price: **$511**	Average Price: **$313**
Gross Margin: **71%**	Gross Margin: **52%**

Additionally, we sell t-shirts, hoodies, hats, socks and neck gaiters. Hoodies retail around $45, t-shirts around $25. In the coming years we will also begin to stock outerwear, gloves and goggles.

Current Customers



HOW WE ARE DIFFERENT

A retro brand by snowboarders, for snowboarders

Because Kemper was one of the top snowboard brands in the late '80s and early '90s, we revived the brand with its original neon/retro graphics. Our high-quality boards provide a variety of graphics and shapes unique compared to what current competitors are offering.


Reviving Retro

Kemper Snowboards revivalist Jib Hunt has a keen eye for what the current industry is lacking. "Obviously the product has to be great first, and we've really dialed our board design," Hunt says. "But we wanted to have retro graphics that are grounded in Kemper's history and are appealing to both an older, more nostalgic crowd as well as younger riders."


We appeal to riders young



Kemper Snowboards are made in the top independent ski and snowboard factory in the world and are well regarded within the industry for its quality and performance.



THE VISION

Expanding across North America—then, the world

It is our mission to push the technology, performance, construction and style of our products, as well as expand into additional product categories such as technical outerwear, bindings, boots, bags, luggage, and accessories.

Products 2020-2021



Tees/Apparel

Accessories/Bags

Bindings/Boots

Technical Outerwear

By creating a product designed and produced by and for snowboarders, we hope to become one of the top snowboard brands in the world.

Market Share Opportunity



$121 Million OR 5%
Snowboards

$88 Million OR 4%
Boots

$73 Million OR 3%
Bindings

$2.5 Billion+
Total Opportunity

$2.2 Billion OR 88%
Outerwear

We're now headquartered in Park City, UT which lacks a snowboard brand to call it's own. Our brand's goal is to be the flagship snowboard brand of Salt Lake City & the greater state of Utah.





OUR LEADERSHIP

The design and marketing experience to disrupt the snowboard industry

Jib Hunt is the former professional snowboarder who undertook the relaunch of Kemper Snowboards. His background includes notable achievements such as working as a design director at Burton Snowboards and helping launch Virgin Mobile USA. He's also led marketing teams for sportswear brands and adtech companies such as Sizmek by Amazon and MediaMath.

Jib's passion and love for snowboarding fused with his marketing and design background puts Kemper in a prime position to become a household brand name once again. He has single handedly designed, produced and marketed the Kemper brand all on his own, utilizing his own funds. Imagine what can happen with more significant investment and strategic partners?



Jib Hunt
Former Professional Snowboarder
Helped Launch
Virgin mobile



Former Design Director At  BURTON	Led Marketing Teams, Inc. **Sizmek**

We're making our way back to the top of the mountain

Before its closure in 1994, Kemper was up there with the likes of Burton, which is now the industry leader of snowboarding.

Ride Retro






Former professional snowboarder Jib Hunt never stopped believing in the boards and the Kemper team, and with promising year-over-year growth already, Kemper snowboards is on a path to disrupt the snowboarding industry by reviving a legendary brand.



In the Press

     



SHOW MORE

Meet Our Team





Jib Hunt

CEO, CFO, Secretary, Director

Jib Hunt's background in snowboarding runs deep. Originally from Northern New Hampshire, Hunt started snowboarding at the age of 12. By the time he was 17, he was a sponsored professional - making money and traveling on tour. Some of his sponsorships included 686, Mountain Dew, Vans, Fossil, and Scott USA. He continued to snowboard while going to college for design, but by the time he graduated, he decided to stop riding professionally. He then went to work for Burton Snowboards, where he was the Design Director for five years. Years later, he ended up living in New Jersey, where he would commute to Manhattan for work. It was there that he did global marketing for tech companies in New York City. After working in New York for several years, he decided to revive the Kemper brand and invest his own savings into growing the legendary snowboard company. Jib also works as an advisor to Octane11 on an as needed basis approximately 5 hours per week.

Offering Summary

Company : Kemper Snowboards, Inc.

Corporate Address : 515 N 680 W, Midway, UT 84049

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor)  : $200.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 214,000

Price per Share : $5.00

Pre-Money Valuation : $5,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based Perks:

$400+ Investment

Swag Pack + 15% off for life

Invest $400+ and receive a Kemper ballcap & sticker pack + 15% lifetime discount.

$800+ Investment

Swag Pack 2 + 20% off for life + 20% off referral code

Invest $800+ and receive a Kemper ballcap, Hoody, & sticker pack + 20% lifetime discount + 20% off one-time use referral code

$1,500+ Investment

Free snowboard + 25% off for life + 20% off referral code

Invest $1,500+ and receive a Kemper Snowboard + 25% lifetime discount + 20% off one-time use referral code

$3,000+ Investment

Free Splitboard + 30% off for life + 20% off referral code

Invest $3,000+ and receive a Kemper Snowboard + 30% lifetime discount + 20% off one-time use referral code

$10,000+ Investment

Founder Ride Day + 5% bonus shares + 20% off referral code

Invest $10,000+ and receive a private ride day at Park City Mountain Resort with Jib Hunt, our founder. We will pay for your airfare and hotel if you live outside of Utah (excluding International travel). Includes 5% bonus shares, a Kemper Snowboard, a 30% lifetime discount + 20% off one-time use referral code

$20,000+ Investment

Founder Ride Day & Dinner + 10% bonus shares + 20% off referral code

Invest $20,000+ and receive a private ride day at Park City Mountain Resort with Jib Hunt, our founder, and even some of the local team riders. We will pay for your airfare and hotel if you live outside of Utah (excluding International travel). Includes 10% bonus shares, a Kemper Snowboard, a 30% lifetime discount + 20% off one-time use referral code

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Kemper Snowboards, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Jib Hunt, CEO of Kemper Snowboards.

In 1987, Def Leppard released, "Pour Some Sugar On Me". More importantly, David Kemper started a revolution, launching a new snowboard brand blending performance and personality in a way no one had expected – and only few could have imagined.

Kemper Snowboards quickly became one of the biggest brands in snowboard history, pushing the boundaries with the likes of Burton, SIMS, and Barfoot Snowboards. Kemper fused the best materials and tech with neon colors and funky designs. We did more than simply introduce a new sport, we created a counterculture that was energetic, youthful, unapologetic, and a complete deviation from the mundane. You're welcome.

Back in the day, Kemper teamed up with snowboarding legends Mike Basich, Tina Basich, Dave Dowd, Martin Gallant, Kurt Heine, and others to bring our unique approach to the masses.

After 8 years shredding the industry, Kemper did the most snowboarding thing ever. They chased their passions, stepped away, and rode it out. It was glorious.

Here we are, back in the game after a 25 year hiatus and ready to breathe life into snowboarding. Again. Because, let's get real – the snowboard industry needs a pick me up now more than ever before. And we're the team to do it.

Because, you know what they say, "There's Heroes and There's Legends. Heroes Get Remembered, but Legends Never Die".

Kemper is the iconic brand that paved the way for freestyle snowboarding with its progressive shapes, funky neon graphics, and a pro team that pushed the limits with their innovative "tweaked-out" tricks. And now, we're doing it all over again. We've gone back to our roots to bring snowboarding out of the dark ages, and into full color.

Today's Kemper snowboards dawn 80's retro design, are constructed with modern day technology and materials, and are ridden by some of the most progressive professional snowboarders alive – making our boards radical to look at, and radical to ride.

At Kemper, it's our mission to help every rider enjoy the stoke of snowboarding. We make damn good boards, but we keep prices affordable by selling direct to our customers and fans and to core snowboard shops across the globe. Because, the truth is – we all know just how delicious and spendy those cheese fries are at the lodge.

We're thrilled to push the boundaries of snowboarding with Kemper and we're proud to offer our boards to riders old and new. Here's to sharing the nostalgia and fun of snowboarding with you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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